CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

[Unaudited]

	AS AT JUNE 30, 2008	AS AT DECEMBER 31, 2007
[Thousands of Canadian dollars]	$	$
ASSETS [note 10]
Current
Cash and cash equivalents	32,557	17,173
Available-for-sale marketable securities	22,762	54,726
Accounts receivable	1,870	1,972
Research and development tax credits receivable	1,797	1,197
Income taxes receivable	120	161
Inventories [note 5]	1,918	2,875
Prepaid expenses and other assets	783	1,460
Total current assets	61,807	79,564
Restricted long-term investments	133	1,277
Long-term investment [note 6]	3,739	4,329
Property, plant and equipment	10,905	10,800
Intangible assets	3,596	3,453
Future income tax assets	119	116
	80,299	99,539
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,038	8,719
Current portion of deferred revenue	4,339	4,325
Current portion of obligations under capital leases	262	203
Total current liabilities	13,639	13,247
Deferred revenue	15,037	17,083
Obligations under capital leases	5,482	5,613
Long-term debt	14,318	13,647
Total liabilities	48,476	49,590
Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting, without
par value; issued and outstanding 56,822,363 and
56,817,963 as at June 30, 2008 and as at December 31,
2007, respectively [note 7]	241,962	241,955
Warrants	541	541
Contributed surplus [note 7]	14,096	12,527
Deficit	(224,756)	(205,024)
Accumulated other comprehensive loss	(20)	(50)
Total shareholders’ equity	31,823	49,949
	80,299	99,539

Contingent liability [note 11]
Subsequent event [note 12]

See accompanying notes to interim consolidated financial statements

14 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$
REVENUE
Product sales	3,859	4,149	6,017	7,541
Licensing	1,064	1,707	2,125	3,728
	4,923	5,856	8,142	11,269
EXPENSES
Cost of goods sold (excluding depreciation) [note 5]	1,683	4,003	2,634	5,704
Research and development, net [note 8]	6,306	5,681	11,997	10,151
Selling, general and administrative	6,062	6,047	10,878	11,218
Financial costs	709	491	1,420	1,040
Impairment loss on long-term investment [note 6]	—	—	691	—
Depreciation and amortization	524	500	1,049	972
Interest income	(551)	(925)	(1,203)	(1,897)
Foreign exchange (gain) loss	(20)	393	(292)	387
	14,713	16,190	27,174	27,575
Loss before income taxes	(9,790)	(10,334)	(19,032)	(16,306)
Provision for income taxes - current	350	675	800	1,202
Net loss for the period	(10,140)	(11,009)	(19,832)	(17,508)
Net loss per share basic – diluted	(0.18)	(0.19)	(0.35)	(0.31)
Weighted average number of common shares outstanding	56,821,651	56,795,490	56,819,919	56,784,151

See accompanying notes to interim consolidated financial statements

  LABOPHARM Q2 2008 | 15

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

[Unaudited]
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
[Thousands of Canadian dollars]	$	$	$	$
Net loss for the period	(10,140)	(11,009)	(19,832)	(17,508)
Changes in unrealized (losses) gains on available-for-sale
marketable securities	(39)	(146)	30	(227)
Comprehensive loss for the period	(10,179)	(11,155)	(19,802)	(17,735)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]
FOR THE SIX MONTHS ENDED	JUNE 30, 2008	JUNE 30, 2007
[Thousands of Canadian dollars]	$	$
Balance, beginning of period	(205,024)	(168,449)
Change in accounting policy [note 3]	100	—
Net loss for the period	(19,832)	(17,508)
Balance, end of period	(224,756)	(185,957)

See accompanying notes to interim consolidated financial statements

16 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(10,140)	(11,009)	(19,832)	(17,508)
Items not affecting cash:
Depreciation of property, plant and equipment	460	442	915	856
Amortization of intangible assets	64	58	134	116
Amortization of premium or discounts on marketable securities	13	76	27	150
Impairment loss on long-term investment [note 6]	—	—	691	—
Non-cash financial costs	92	36	187	77
Unrealized foreign exchange (gain) loss	(20)	400	(261)	388
Stock-based compensation	687	1,393	1,571	2,899
	(8,844)	(8,604)	(16,568)	(13,022)
Net change in non-cash operating items [note 5]	(213)	(1,060)	717	108
	(9,057)	(9,664)	(15,851)	(12,914)
INVESTING ACTIVITIES
Acquisition of marketable securities	—	(10,224)	(23,553)	(53,247)
Proceeds from maturities of marketable securities	21,758	4,971	55,819	66,385
Acquisition of restricted long-term investment	—	—	(45)	—
Acquisition of property, plant and equipment	(629)	(326)	(1,148)	(1,146)
Acquisition of intangible assets	(179)	(49)	(277)	(123)
	20,950	(5,628)	30,796	11,869
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(47)	(25)	(72)	(47)
Repayment of long-term debt	—	(1,014)	—	(2,057)
Transaction costs	(118)	—	(118)	—
Proceeds from issuance of common shares [note 7]	3	110	5	225
	(162)	(929)	(185)	(1,879)
Foreign exchange gain (loss) on cash and cash equivalents
held in foreign currencies	(175)	(831)	624	(914)
Net increase (decrease) in cash and cash equivalents
during the period	11,556	(17,052)	15,384	(3,838)
Cash and cash equivalents, beginning of period	21,001	26,936	17,173	13,722
Cash and cash equivalents, end of period	32,557	9,884	32,557	9,884
Cash flows include the following items:
Interest paid	622	368	1,145	779
Income taxes received	43	—	43	472

See accompanying notes to interim consolidated financial statements

  LABOPHARM Q2 2008 | 17

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
JUNE 30, 2008
[Thousands of Canadian dollars, except share and per share amounts]

1.    DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.    BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes, included in the Company’s annual report. All adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2007 included in the Company’s annual report, except as described in note 3 hereafter.

3.    CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”), were adopted by the Company on January 1, 2008:

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 9.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 10.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on the Company’s interim consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The new section is the Canadian equivalent to International Financial Reporting Standards IAS 2, Inventories. The application of this new section had an impact on the Company’s measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on the Company’s interim consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s interim consolidated financial statements.

18 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

4.    RECENT ACCOUNTING PRONOUNCEMENT

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual financial statements beginning on January 1, 2009. The Company is currently assessing the impact of the adoption of this new section on its consolidated financial statements.

5.    INVENTORIES

	JUNE 30, 2008	DECEMBER 31, 2007
	$	$
Raw materials	717	827
Intermediate finished goods	1,083	1,899
Finished goods	118	149
	1,918	2,875

During the three-month and six-month periods ended June 30, 2008, inventories in the amount of $1,546 and $2,532, respectively [2007 – $3,859 and $5,420, respectively] were recognized as cost of goods sold. For the three-month and six-month periods ended June 30, 2008, cost of goods sold includes an inventory write-down of nil and $152, respectively [2007 – $1,742 and $1,742, respectively].

6.    LONG TERM INVESTMENT

At June 30, 2008, the Company held Canadian third-party asset-backed commercial paper (“ABCP”) in Aurora Trust Series A with a principal value at maturity of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. As a result, the Company has since classified its ABCP investment as long-term after initially classifying it as an available-for-sale marketable security. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the pan-Canadian restructuring committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. Based on this and other public information it is estimated that the Company will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767, $3,252, $560, and $172, respectively, and having maturities of approximately eight years. The Class A-1 and Class A-2 notes are expected by the restructuring committee to obtain an AA credit rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of the ABCP holders voted in favour of the restructuring proposal. On June 5, 2008, a court order sanctioning the restructuring of the ABCP was made pursuant to the Companies’ Creditors Arrangement Act. The sanction order remains subject to appeals by certain ABCP holders, and the restructuring is not expected to be implemented until all appeals have been resolved.

The valuation technique used by the Company to estimate the fair value of its investment in ABCP as at June 30, 2008, incorporates probability weighted discounted cash flows considering available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement and the risks associated with the long-term floating rate notes. The Company assumes that the notes will generate a weighted average interest rate of 3.4% . One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.

  LABOPHARM Q2 2008 | 19

CONSOLIDATED FINANCIAL STATEMENTS

6.    LONG TERM INVESTMENT [CONT'D]

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds having similar maturities, adjusted for consideration of additional risk for the lack of information, lack of liquidity and uncertainty with respect to the exact nature of the resulting instrument. A weighted average discount rate of 8.5% was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $288.

The recalibration of the valuation model as at June 30, 2008 based on current available information did not result in a significant change in the estimated fair value of the ABCP. This estimated fair value, which represents approximately 65% of the principal value as at June 30, 2008, is detailed as follows:

	JUNE 30, 2008	DECEMBER 31, 2007
	$	$
Investment cost	5,640	5,640
Accrued interest	264	163
Impairment charge	(2,165)	(1,474)
Estimated fair market value	3,739	4,329

Subsequent to the quarter-end, the Company entered into an agreement with the parent company of the broker through which the Company had purchased its ABCP. Under this agreement, the Company can borrow an amount up to 45% of the principal value of the ABCP at a favourable borrowing rate for a three-year period. At the end of the three-year period, the value of the ABCP is guaranteed to be at least 45% of the principal value of the ABCP, such that the Company’s potential loss on the ABCP is limited, should market conditions substantially change unfavourably. This agreement is conditional on the definitive approval of the restructuring plan as sanctioned by the court on June 5, 2008.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in this ABCP which could impact the Company’s near term results.

7.    CONTRIBUTING SURPLUS

Share Capital Transactions

During the six-month period ended June 30, 2008, 4,400 [2007 – 70,000] options were exercised for a total cash consideration of $5 [2007 – $225]. In addition, share capital was increased by $2 [2007 – $142] and contributed surplus reduced by the same amount.

Stock Option Plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the six-month periods ended June 30, 2008 and 2007 are as follows:

		2008		2007
	#	$	#	$
Balance, beginning of period	3,670,750	5.89	3,556,425	6.03
Granted	1,260,000	2.30	1,026,700	7.06
Exercised	(4,400)	0.96	(70,000)	3.22
Forfeited	(20,400)	3.39	—	—
Expired	(422,700)	5.66	(471,500)	10.26
Balance, end of period	4,483,250	4.93	4,041,625	5.85
Options eligible to be exercised, end of period	3,088,650	5.52	3,011,825	5.50

20 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

During the three-month period ended June 30, 2008, the Company undertook in favour of an institutional shareholder to limit annually the number of options granted under the stock option plan. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	FOR THE THREE MONTHS ENDED:		FOR THE SIX MONTHS ENDED:
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
Expected volatility	0.75	0.62	0.76	0.62
Expected life	5.0 years	5.0 years	5.0 years	4.9 years
Risk-free interest rate	3.39%	4.18%	3.46%	4.11%
Dividend yield	Nil	Nil	Nil	Nil
Weighted average grant date fair value (per option)	$1.24	$4.12	$1.47	$3.95

8.    RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $687 and $840 for the three-month periods ended June 30, 2008 and 2007, respectively, and net of estimated government assistance of $1,847 and $1,649 for the six-month periods ended June 30, 2008 and 2007, respectively.

9.    MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company includes shareholders’ equity (excluding accumulated other comprehensive loss), long-term debt and deferred revenue in the definition of capital, which, as at June 30, 2008 and as at December 31, 2007, included:

	JUNE 30, 2008	DECEMBER 31, 2007
	$	$
Shareholders’ equity (excluding accumulated other
comprehensive loss)	31,843	49,999
Total deferred revenue	19,376	21,408
Long-term debt	14,318	13,647
	65,537	85,054

The Company is subject to certain non-financial covenants related to its long-term debt and the Company complied with these covenants as at June 30, 2008. There has been no change with respect to the overall capital risk management strategy during the six-month period ended June 30, 2008.

  LABOPHARM Q2 2008 | 21

CONSOLIDATED FINANCIAL STATEMENTS

10.    FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial Instruments – Recognition and Measurement” section of note 3 to the Company’s 2007 consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized. As at June 30, 2008, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

			OTHER	TOTAL
	AVAILABLE-	LOANS AND	FINANCIAL	CARRYING	FAIR
	FOR-SALE	RECEIVABLES	LIABILITIES	VALUE	VALUE
	$	$	$	$	$
Financial assets
Cash and cash equivalents	32,557	—	—	32,557	32,557
Available-for-sale marketable securities	22,762	—	—	22,762	22,762
Accounts receivable (excluding sales tax receivable)	—	1,664	—	1,664	1,664
Restricted long-term investments	133	—	—	133	133
Long-term investment	3,739	—	—	3,739	3,739
	59,191	1,664	—	60,855	60,855
Financial liabilities
Accounts payable and accrued liabilities[1]	—	—	8,695	8,695	8,695
Obligations under capital leases	—	—	5,744	5,744	5,537
Long-term debt	—	—	14,318	14,318	14,199
	—	—	28,757	28,757	28,431
[1] This amount excludes capital tax and certain reserves

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, the estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  The fair values of the available-for-sale marketable securities have been determined by reference to published price quotation.

  Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

  The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 6.

  The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the market place for similar debt.

Management of risks arising from financial instruments

The Company does not use financial derivatives. There has been no change with respect to the Company’s overall risk exposure during the six-month period ended June 30, 2008.

22 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

Market Risks

a) Foreign Exchange Risk

The Company operates internationally and a substantial portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in payments made for the Company’s products could cause unanticipated fluctuations in the Company’s consolidated operating results.

In December 2007, the Company contracted a term loan denominated in U.S. currency, the outstanding balance of which was US$15,000 as at June 30, 2008. To reduce the impact on the Company’s consolidated results of operations, financial position or cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains cash and cash equivalents denominated in U.S. dollars. The significant balances in foreign currencies as at June 30, 2008 are as follows:

	U.S. DOLLARS	EUROS	BRITISH POUNDS
	$	€	₤
Cash and cash equivalents	10,014	3,149	—
Accounts receivable	17	991	—
Restricted long-term investments	47	53	—
Accounts payable and accrued liabilities	(1,663)	(718)	(534)
Long-term debt	(15,033)	—	—
	(6,618)	3,475	(534)

Based on the aforementioned net exposure as at June 30, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:

	CANADIAN DOLLAR
	APPRECIATES 10%	DEPRECIATES 10%
	$	$
Against U.S. dollar	669	(669)
Against Euro	(555)	555
Against British pound	107	(107)

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s available-for-sale marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates, and the long-term debt and obligations under capital leases are the financial liabilities bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available for sale, are generally held to maturity. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

  LABOPHARM Q2 2008 | 23

CONSOLIDATED FINANCIAL STATEMENTS

10.    FINANCIAL INSTRUMENTS [CONT'D]

Market Risks [Cont'd]

b) Interest rate risk [Cont'd]

A portion of cash and cash equivalents bear interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash and cash equivalents during the six months ended June 30, 2008, an assumed 10% increase in interest rates during such period would have decreased the net loss by $21, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Risks inherent to the long-term investment are disclosed in note 6.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Credit Risk

The maximum exposure to credit risk of the Company as at June 30, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations or government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents are held as follows:

	JUNE 30, 2008	DECEMBER 31, 2007
	$	$
Two Canadian chartered banks	17,637	1,563
Two European banks	14,238	3,637
One U.S. bank	649	11,934
Other bank	33	39

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer. Also, the Company provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from established pharmaceutical companies. As at June 30, 2008, 93% of the Company’s trade receivables are aged as current and 6% are aged between one and thirty days past due. As at June 30, 2008, 89% [December 31, 2007 – 59%] are due from two customers [December 31, 2007 –two customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at June 30, 2008:

	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS
	$	$	$	$
Accounts payable and accrued liabilities	8,695	—	—	—
Obligations under capital leases	1,037	2,045	2,035	5,602
Long-term debt	1,684	13,925	3,520	—
	11,416	15,970	5,555	5,602

The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

24 | LABOPHARM Q2 2008

CONSOLIDATED FINANCIAL STATEMENTS

11.    CONTINGENT LIABILITY

At the initiation of a generic challenge to intellectual property protecting one of its products, the Company and one of its licensees, together with a third party, initiated discussions with respect to the joint defence of this intellectual property and sharing of the litigation costs thereof. These discussions have not yet been satisfactorily completed. An amount of US$2,493 has been claimed as the Company’s share of patent defence litigation costs incurred up to June 30, 2008. As a good faith gesture, on July 30, 2008, the Company paid an amount of US$903. Should the cost-sharing discussions not lead to a satisfactory resolution, the Company will be entitled to claim reimbursement of the US$903, as under the license agreement the Company believes that no amounts are due. Such reimbursement claim may need to be settled by the dispute resolution mechanism provided for in the license agreement. The ultimate outcome of these discussions is currently not determinable. The amount of US$903 was recorded in accounts payable and accrued liabilities as at June 30, 2008, and as a selling, general and administrative expense in the three-month period then ended.

12.    SUBSEQUENT EVENT

On July 7, 2008, the Company announced that it had reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and re-purchased finished goods inventory for a cash consideration of $269.

Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company will have no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 as at June 30, 2008, will be recognized as licensing revenue in the third quarter of 2008, together with the unrecognized portion of the $1,118 payment amounting to $1,012.

14.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

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